Portions of this document have been omitted pursuant to a request for confidential treatment. The omitted portions are marked ****** and have been filed separately with the Commission.

CONSOLIDATED WATER CO. LTD.
The Regatta Office Park
Windward Three, 4th Floor
West Bay Road, P.O. Box 1114
Grand Cayman, KY1-1102
Cayman Islands
(345) 945-4277

March 13, 2012

VIA EDGAR AND FAX (202-772-9361)

Mr. Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0405

RE:	Consolidated Water Co. Ltd. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 16, 2011

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Filed November 9, 2011

SEC File No. 0-25248

Dear Mr. Mew:

We are responding to your March 9, 2012 comment letter. For your reference, we included your comment in the letter followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 2. Accounting Policies, page 50

Goodwill and Intangible Assets, page 51

1.	We note your response to our prior comment 2. We note your step 1 goodwill test as of October 1, 2011 yielded an implied control premium of 47.3%, which appears high relative to the comparable control premiums you referenced in your response letter. Further we note that your common share price and overall market capitalization have significantly declined over the past twelve months. As such, please provide us with your complete goodwill impairment analysis and advise us what consideration is being given to recognizing an impairment of goodwill in light of the extent aand the duration of time since your market capitalization was below your carrying value. Please ensure your response addresses how you weighted the methodologies you used, as well as the reasons for the weighting allocation, to estimate the fair value of your reporting units. Lastly, tell us if any changes were made to the assumptions and methodologies used in the October 1, 2011 impairment analysis of goodwill since your previous annual impairment analysis. We may have further substantial comment.

Portions of this document have been omitted pursuant to a request for confidential treatment. The omitted portions are marked ****** and have been filed separately with the Commission.

Response:

We engaged an independent valuation firm to assist us with our 2011 goodwill impairment analysis. A copy of the report prepared by such firm is being filed today with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the Commission’s confidential treatment procedures.

******

We do not believe our goodwill is presently impaired.

If you require any additional information, kindly contact our United States legal counsel, Leslie J. Croland with Edwards Wildman Palmer LLP at (561) 833-7700.

Sincerely,

/s/ David W. Sasnett

David W. Sasnett

Chief Financial Officer

cc:	Milwood Hobbs, Staff Accountant

Frederick W. McTaggart, Chief Executive Officer

Leslie J. Croland, P.A.